UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AXA Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York (City) New York (State) 10104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas J. Gismondi 201 - 743-5073
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Nicholas J. Gismondi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXA Distributors, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & Chief Financial Officer

Title

Notary Public

PAOLA T MIRABAL
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 2441705
MY COMMISSION EXPIRES DECEMBER 24, 2023

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flow.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Index
December 31, 2018

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of AXA Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AXA Distributors, LLC (the "Company") as of December 31, 2018, and the related statements of operations, of changes in member's capital, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 28, 2019

We have served as the Company's (or its predecessor's) auditor since 1995.

PricewaterhouseCoopers LLP, *214 North Tryon Street, Suite 4200, Charlotte, North Carolina 28202*
T: 704 344 7500; F: 704 344 4100, www.pwc.com/us

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Financial Condition
December 31, 2018

Assets	
Cash and cash equivalents	$ 48,994,000
Securities owned, at fair value	14,962,731
Prepaid commissions	793,624
Receivable from affiliates	41,278
Other assets	62,905
Total assets	$ 64,854,538
Liabilities and Member's Capital	
Liabilities	
Payable to brokers	$ 26,872,894
Payable to affiliates, net	15,307,620
Accounts payable, accrued expenses and other liabilities	1,105,386
Total liabilities	43,285,900
Member's capital	21,568,638
Total liabilities and member's capital	$ 64,854,538

The accompanying notes are an integral part of these financial statements.

This annual report is deemed CONFIDENTIAL in accordance with
Rule 17a-5e(3) under the Securities Exchange Act of 1934.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Operations
Year Ended December 31, 2018

Revenues	
Commission and fee revenues	$522,780,235
Fee income from trusts	267,508,431
Other income	1,000,640
Total revenues	791,289,306
Expenses	
Commission expenses	530,684,669
Administrative and personnel service charges	98,653,699
Support service expense	160,425,934
Total expenses	789,764,302
Income before income tax	1,525,004
Income tax expense	321,848
Net income	$ 1,203,156

The accompanying notes are an integral part of these financial statements.

This annual report is deemed CONFIDENTIAL in accordance with
Rule 17a-5e(3) under the Securities Exchange Act of 1934.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Changes in Member's Capital
Year Ended December 31, 2018

	Member's Capital	Accumulated Deficit	Total Member's Capital
Balances at January 1, 2018	$ 31,842,615	$ (11,477,133)	$ 20,365,482
Net income		1,203,156	1,203,156
Balances at December 31, 2018	$ 31,842,615	$ (10,273,977)	$ 21,568,638

The accompanying notes are an integral part of these financial statements.

This annual report is deemed CONFIDENTIAL in accordance with Rule 17a-5e(3) under the Securities Exchange Act of 1934.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Cash Flows
December 31, 2018

Cash flows from operating activities	
Net income	$ 1,203,156
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred taxes	(13,954)
Unrealized gain on securities owned, at fair value	(20,540)
Amortization on securities owned	(8,146)
Decrease (increase) in operating assets	
Prepaid commissions	(147,889)
Receivable from affiliates	128,289
Other, net	(17,095)
Increase (decrease) in operating liabilities	
Payable to affiliates, net	9,531,354
Payable to brokers	(2,121,091)
Accounts payable, accrued expenses and other liabilities	(123,405)
Net cash provided by operating activities	8,410,679
Cash flows from investing activities	
Maturity of Treasury bond	7,500,000
Purchase of Treasury bond	(7,466,879)
Cash provided by investing activities	33,121
Cash flows from financing activities	
Change in short-term financing	(242,877)
Cash used by financing activities	(242,877)
Net increase in cash and cash equivalents	8,200,923
Cash and cash equivalents	
Beginning of year	40,793,077
End of year	$ 48,994,000
Supplemental disclosures	
Federal Income taxes paid to Parent	$ 398,187

The accompanying notes are an integral part of these financial statements.

1. Organization

AXA Distributors, LLC (the “Company”) is a wholly owned subsidiary of Equitable Holdings, LLC (“Holding’s”). Holding’s is a wholly owned subsidiary of AXA Equitable Life Insurance Company (“AXAEQ”). AXAEQ is a wholly owned indirect subsidiary of AXA Equitable Holdings, Inc. (“EQH”). Prior to May 14, 2018, EQH was a direct wholly-owned subsidiary of AXA S.A. (“AXA”), a French holding company for the AXA Group, a worldwide leader in life, property and casualty and health insurance and asset management. As of December 31, 2018, AXA owns approximately 59% of the outstanding common stock of EQH.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority (“FINRA”). The Company is a licensed insurance agency.

The Company principally engages in the distribution of fixed and variable annuity and life insurance products issued by AXAEQ, MONY Life Insurance Company of America (“MLOA”) and U.S. Financial Life Insurance Company (“USFL”) all of which are affiliated entities, through third party securities firms, financial planners, banks and brokerage general agents. The Company also distributes shares of EQ Advisors Trust and AXA Premier VIP Trust (“Trusts”), open-end management investment companies managed by AXA Equitable Funds Management Group, LLC, a wholly owned subsidiary of AXAEQ, to AXAEQ and MLOA separate accounts in connection with the sale of variable annuities and life insurance contracts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. The accompanying financial statements reflect all adjustments necessary in the opinion of management for a fair presentation of the financial position of the Company and its results of operations and cash flow for the period presented.

The Company estimates that the carrying value of receivables and payables approximates fair value, due to their short term nature.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09, *Revenue from Contracts with Customers (ASC Topic 606)* using a modified retrospective approach for all contracts that were not completed as of January 1, 2018. The adoption of the new guidance did not have a material impact on the Company’s financial statements.

<u>Commission and fee revenue</u>

Commission and fee revenue is recognized when an affiliated insurer initiates a new contract through third parties and when the related commission expense is recognized, which is also when the performance obligations are satisfied. Commission revenue is also recognized when commission expense is incurred for the continuation of contracts issued in prior years (See Note 5). The Company generally expenses sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded in Commission expenses.

<u>Fee income from trusts</u>

The Company performs distribution services continuously over the contract period and earns the right to this element of compensation each day as distribution services are performed for and consumed by the Trust. Fee income from the Trust is earned each day by the Company based on average daily AUM reporting and cash-settled with the Trusts each month at a rate per annum for the average daily net assets attributable to the share class/portfolio for which the Company provides distribution services. The performance obligations are satisfied continuous over a period of time (see Note 5).

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments in money market funds are considered cash equivalents. The carrying amount of such cash equivalents approximates fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2018 include an investment in a money market fund of $48,882,301. Interest income is accrued as earned. Given the concentration of cash and cash equivalents, the Company may be exposed to certain credit risk.

Securities Owned
Securities owned are reported in the Statement of Financial Condition at fair value. Refer to Note 3 for policies on fair value measurement.

Prepaid Commissions
Prepaid commissions represent advance payments to brokers related to fixed and variable annuity and life insurance products when a contract has been signed and the premium has yet to be received. If the related premium is not received, the commission will be returned.

Payable to Brokers
Payable to brokers represent commissions for sales of fixed and variable annuity and life insurance products, which are unpaid as of December 31, 2018.

Income Taxes
The Company is included in the consolidated federal income tax return filed by EQH. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current taxes or benefit calculated is either remitted to or received from AXAEQ. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates (See Note 7). Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Off-Balance Sheet Risk
In the normal course of business, the Company enters into contracts that contain a variety of representations and general indemnifications. However, based on experience, the Company expects any risk of loss from these arrangements to be remote.

New Accounting Pronouncements
In February 2016, the FASB issued revised guidance to lease accounting. The revised guidance will require lessees to recognize a right-of-use asset and a lease liability for virtually all of their leases. Lessor accounting will continue to be similar to the current model, but updated to align with certain changes to the lessee model. Extensive quantitative and qualitative disclosures, including significant judgments made by management, will be required to provide greater insight into the extent of revenue and expense recognized and expected to be recognized from existing contracts. The revised guidance is effective for fiscal years beginning after December 15, 2018. Implementation of this guidance did not have a material impact on the Company's financial statements.

Exemptive Provision Under Rule 15c3-3
The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of the Rule.

Subsequent Events
Events and transactions subsequent to the date of the Statement of Financial Condition have been evaluated by management, for purpose of recognition or disclosure in these financial statements, through February 28, 2019, the date that these financial statements were available to be issued.

3. Fair Value

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance established a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1 Unadjusted quoted prices for identical assets or liabilities in active markets. Valuations of Level 1 assets or liabilities are generally supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3 Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

	Assets Measured at Fair Value on a Recurring Basis			
	Level 1	**Level 2**	**Level 3**	**Total**
Cash equivalents	$ 48,882,301	$ -	$ -	$ 48,882,301
Securities owned, at fair value	-	14,962,731	-	14,962,731
Total assets	$ 48,882,301	$ 14,962,731	$ -	$ 63,845,032

Cash equivalents classified as Level 1 is an investment in a money market fund and is carried at cost as a proxy for fair value due to its short-term nature.

Securities owned, at fair value classified as Level 2 are U.S. Treasury securities. The valuation techniques used to estimate the fair value of assets categorized as Level 2 do not contain unobservable inputs. The company estimates fair values of assets categorized as Level 2 using valuation techniques consistent with market approach which considers, among other things, use of third party vendor quotes.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. As of December 31, 2018, the Company had net capital of $19,541,579 which exceeded required net capital of $2,885,728 by $16,655,851 and the Company's ratio of aggregate indebtedness to net capital was 2.22 to 1.

5. Transactions With Affiliates

As discussed in Note 1, the Company principally distributes fixed and variable annuity contracts and life insurance policies issued by AXAEQ, MLOA and USFL from which it receives compensation in accordance with its Distribution Agreements with these carriers. Commission and fee revenues of $522,631,784 are paid by AXAEQ, MLOA and USFL to the Company for commission and distribution expenses incurred by the Company.

Pursuant to distribution agreements with the Trusts, the Company recognized distribution fees of $267,508,431 from the Trusts based on average net assets attributable to certain classes of Trusts' shares issued in connection with the sale of AXAEQ and MLOA variable annuity and life insurance contracts. Pursuant to a sub-distribution agreement with AXA Advisors, LLC, the Company, in its capacity as distributor of the Trusts agreed to compensate AXA Advisors, LLC for providing distribution and shareholder support services. The Company incurred $160,425,934 of expenses for these services within Support service expense.

Pursuant to an Agreement for Cooperative and Joint Use of Personnel, Property and Services, AXAEQ provides the Company with the personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. During 2018, the Company reimbursed AXAEQ $98,653,699 for the cost of providing such services included within Administrative and personnel service charges, including $2,170,444 of allocated costs for various stock-based compensation plans sponsored by EQH.

Receivable from affiliates includes the following:

Receivable from EQH for personnel related expenses	$ 27,355
Receivable from Plan Connect for fees	13,923
Receivable from affiliates	$ 41,278

Payable to affiliates, net includes the following:	
Payable to AXAEQ for administrative fees, personnel service charges and taxes	$ 16,213,999
Receivable from AXAEQ for commissions and fees	(1,077,454)
Net payable to AXAEQ	$ 15,136,545
Payable to MLOA for fee income	99,944
Payable to AXA Network for commission expenses	4,048
Payable to AXA Advisors for commission expenses	46,965
Payable to Plan Connect for a deposit	20,000
Payable to AXA Distrbution Holding	118
Payable to affiliates, net	$ 15,307,620

6. Commitments and Contingencies

The Company is involved in various regulatory matters, legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts. For a certain specific matter, that the Company determined a loss is probable and reasonably estimable, the Company estimated a liability which is included in Accounts payable, accrued expenses and other liabilities in the Statement of Financial Condition. For certain other matters, management cannot make a reasonable estimate of loss. While the ultimate outcome of these matters cannot be predicted with certainty, in the opinion of management, the Company does not currently believe that potential losses are likely to have a material adverse effect on the Company's financial condition.

7. Taxes

As a single member limited liability company, the Company is treated as a division of AXAEQ for Federal and most State income tax purposes, and not as a separate taxable entity. Under a tax sharing agreement, AXAEQ allocates to the Company its share of the consolidated Federal tax expense or benefit based upon the principles of separate company calculations as though the Company was treated as a separate taxpayer. State taxes are allocated to the Company on the basis of actual taxes incurred by the Company.

A summary of the income tax provision in the Statement of Operations follows:

	Federal	State	Total
Income tax provision			
Current expense	$ 318,417	$ 17,385	$ 335,802
Deferred (benefit)	(13,637)	(317)	(13,954)
	$ 304,780	$ 17,068	$ 321,848

The Company has $ 203,734 of deferred tax assets included in Payable to affiliates, net as of December 31, 2018.

The Company has determined that it is more likely than not that the deferred tax assets will be realized.

As of December 31, 2018, the Company had a net current tax liability of $424,212, comprised of a federal income tax liability of $334,727 included in Net Payable to AXAEQ (see Note 5) and a state income tax liability of $89,485 included in Accounts payables, accrued expenses and other liabilities.

At December 31, 2018, the Company recorded a liability for uncertain tax positions of $593,650, including $43,650 of interest, which is classified within Accounts payable, accrued expenses and other liabilities. It is reasonably possible that the total amount of unrecognized tax benefits will change in the next 12 months. The possible change in the amount of unrecognized tax benefits cannot be estimated at this time.

The effective rate differs from the statutory rate of 21% due to a return to provision benefit adjustment of $15,136, a state income tax charge of $17,068, and other adjustments of $403 net of federal expense**.**

The Tax Cuts and Jobs Act (TCJA) reduces the corporate tax rate to 21 percent for tax year 2018 and forward. We recorded a decrease in deferred tax assets of $124,581 in 2017 due to the lower corporate tax rate. We completed our analysis of provisional amounts recorded as of December 31, 2018, and in the current year recorded a $403 reduction to the prior year charge to tax expense.

In 2017, the Internal Revenue Service commenced its examination of the Company's 2010 and 2013 Federal income tax returns. The 2008-2009 IRS audit cycle was closed in January 2018.

The 2014 through 2017 tax years are open to examination by the Internal Revenue Service and the 2013 through 2017 tax years are open to examination by state tax authorities.

Supplemental Schedule

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018 **Schedule I**

Net capital	
Total member's capital	$ 21,568,638
Nonallowable assets	
Prepaid commissions	793,624
Receivable from affiliates	41,278
Other assets	27,598
Net capital before haircuts on securities owned & cash equivalents	20,706,138
Haircuts on securities owned and cash equivalents	1,164,559
Net capital	19,541,579
Computation of basic net capital requirement	
Aggregate indebtedness	43,285,900
Minimum capital required (the greater of $25,000 or 6 2/3% of aggregate indebtedness)	2,885,728
Capital in excess of minimum requirements	$ 16,655,851
Ratio of aggregate indebtedness to net capital	2.22 to 1

There are no material differences between the above computations and those included in the Company's unaudited FOCUS report as of December 31, 2018 as filed on January 23, 2019.